02035086

P.E 5-6-02

1-13464

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR MAY 6, 2002

Telecom Argentina STET-France Telecom S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

CRGH

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TABLE OF CONTENTS

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May 3, 2002

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

Re.: REQUEST OF EXTENSION OF THE TERM FOR THE SUBMISSION OF THE QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2002

I am writing you as President of TELECOM ARGENTINA STET FRANCE TELECOM S.A. (the Company), in order to attach a copy of the letter submitted to the Comisión Nacional de Valores, where it was requested the granting of an extension of thirty (30) days of the statutory term set forth for the submission of the Quarterly Financial Statements as of March 31, 2002.

Due to the reasons explained in the mentioned letter and as an exceptional measure, we are requesting you that, in use of the powers granted by Article 7 of the Council Resolution No. 1/93 to the Presidence of that Honorable Association, the Company is granted, at the shortest possible delay, the above mentioned extension for the submission of its Quarterly Financial Statements as of March 31, 2002.

Hoping to receive a favourable resolution, we remain.

Sincerely yours,

Juan Carlos Masjoan
President

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May 2, 2002

Mr. Narciso Muñoz
President
COMISIÓN NACIONAL DE VALORES

Dear Sir,

Re.: REQUEST OF EXTENSION OF THE TERM FOR THE SUBMISSION OF THE QUARTERLY FINANCIAL STATEMENTS AS OF MARCH 31, 2002

I am writing you as President of TELECOM ARGENTINA STET FRANCE TELECOM S.A., in order to request the granting to the Company of an extension of thirty (30) days of the term set forth in Article 1, point c) of Chapter XXIII of the Regulations for the submission of the Quarterly Financial Statements at March 31, 2002.

The reason for this request is the need of applying, in the elaboration of the mentioned financial statements, the modifications of the professional standards recently implemented by the Consejo Profesional ("Professional Council"), to which it is added the need of expresssing in such financial statements the impact of the many changes in the exchange and economic regulations occurred within the last months. All this requires complex administrative procedures and demands the adoption of corporate decisions that require more time than the usually employed for the elaboration of the quarterly financial statements.

This same problem is surely being faced by many companies operating within the Public Offering System and we thus consider that that Honorable Comisión Nacional de Valores will understand the reasonability of the request that is being expressed.

Hoping to receive a favourable resolution, we remain.

Sincerely yours,

Juan Carlos Masjoan
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: May 6, 2002

By: Juan Carlos Masjoan
Name:
Title:
Ing. Juan Carlos Masjoan
Presidente